REVISED GUIDANCE FOR 2006

Paris, France - August 31 /September 1, 2006 - On August 8, 2006, Apotex Corp. announced that it was launching at risk in the United States a generic clopidogrel bisulfate product that competes with Plavix®.

On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion by sanofi-aventis and Bristol-Myers Squibb Company (New York: NYSE: BMY) for a preliminary injunction, which halted sales by Apotex Inc. and Apotex Corp. (“Apotex”) of the generic clopidogrel bisulfate product. The Court, however, did not order Apotex to recall products already shipped and did not enjoin resales of such products.

Neither the amount of sales made by Apotex prior to this injunction, nor the effect of these sales on market conditions, is currently known. Nevertheless, based on information circulating on the market, it is possible that prior to the imposition of the injunction Apotex had already sold sufficient quantities in the United States to satisfy substantially all market demand through the end of 2006.

The anticipated effects of these major adverse events on sanofi-aventis’ 2006 results were presented to the Board of Directors on August 31, 2006.

The Group will determine, in liaison with the relevant partners, the necessary measures of adaptation, while preserving the Group’s capacity to innovate and to develop products on all of its markets.

The Group now anticipates, barring major adverse events, adjusted EPS1 growth of around 2% for the full year 2006:

  taking into account the effect on 2006 adjusted net income of Apotex’s pre-injunction sales of a genericclopidogrel bisulfate product, assumed to be in sufficient quantities to satisfy substantially all U.S.market demand through the end of 2006;

1Adjusted earnings per share (EPS) is a specific financial indicator, which we define as adjusted net income divided by the weighted average number of share outstanding. We define “adjusted net income” as accounting net income after minority interests (determined under IFRS) adjusted to exclude (i) the material impacts of application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding the underlying economic performance of the combined Group.
The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:
-Charges arising from the remeasurement of inventories at fair value, net of tax
-Amortization/impairment expense generated by the remeasurement of intangible assets, net of tax
- Any impairment charged against the goodwill arising on the acquisition
Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs that are specific to the acquisition of Aventis by sanofi-aventis.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45               US Tel: + 1 212 551 40 18
e-mail: IR@sanofi-aventis.com

  taking into account the full-year impact of the availability of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States;
  taking into account the substantial launch costs of Plavix® in Japan and rimonabant;
  assuming selected items of €300 million, compared to after-tax selected items of €168 million in 2005;and based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

About sanofi-aventis
Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

Statements on Cautionary Factors
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include risks that may arise from the Department of Justice’s criminal investigation on the Plavix® proposed settlement with Apotex, the adverse impact of generic product distributed into the market prior to the Court’s injunction, the outcome of sanofi-aventis’ patent infringement litigation against Apotex and other entities, the potential launch of a generic clopidogrel bisulfate product by other entities, as well as those risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45               US Tel: + 1 212 551 40 18
e-mail: IR@sanofi-aventis.com